Exhibit (h)(vi)

Amended Schedule B

to Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement

between

Diamond Hill Funds

and

Diamond Hill Capital Management, LLC

initially dated as of May 31, 2002, as restated and amended November 17, 2011, and May 23, 2013, and amended on February 20, 2014

Each Fund listed on Schedule A hereto shall pay DHCM a fee at an annual rate as stated in the table below of the average daily net assets of the respective class of each Fund.

Investor, Class A and Class C*	Class I	Class Y
0.22%	0.18%	0.05%

*	Class A and Class C apply only to Diamond Hill Short Duration Income Fund and Diamond Hill Core Bond Fund, which no longer offer Investor shares.

The effective date of this Amended Schedule B is October 30, 2026.

Diamond Hill Funds		Diamond Hill Capital Management, LLC

By:	/s/ Thomas E. Line	By:	/s/ Thomas E. Line
	Thomas E. Line		Thomas E. Line
	Senior Vice President		Chief Financial Officer